

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2011

Via E-mail
Mr. Christian Itin
President and Chief Executive Officer
Micromet, Inc.
6707 Democracy Boulevard, Suite 505
Bethesda, MD 20817

Re: Micromet, Inc.
       Form 10-K/A for the Year Ended December 31, 2010
       Filed April 15, 2011
       File No. 000-50440

Dear Mr. Itin:

        We have reviewed your responses dated August 8, 2011 to our July 11, 2011 letter and have the following comment.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

        After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations, page 16

    1. Please revise your proposed disclosure to comment one to describe the types of events that would trigger the milestone payments.

        Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

                            Sincerely,

                            /s/ Jim B. Rosenberg

                            Jim B. Rosenberg
                            Senior Assistant Chief Accountant